 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* King, Kelly S. (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          President- BB&T Corporation
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 27, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/27/2003		M |	12,444.000 | A | $10.2155	53,077.686	D
Common Stock					54,353.448	I	By 401(k)
Common Stock					1,179.166	I	By Custodian For Child
Common Stock					34,884.541	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

King, Kelly S. - February 27, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$10.2155	02/27/2003		M |	(D) 12,444		Common Stock - 12,444	$10.2155	0	D
Employee Stock Option (right to buy)	$9.3965						Common Stock - 16,272		16,272	D
Employee Stock Option (right to buy)	$13.1875						Common Stock - 35,734		35,734	D
Employee Stock Option (right to buy)	$20.1875						Common Stock - 30,364		30,364	D
Employee Stock Option (right to buy)	$31.0000						Common Stock - 41,934		41,934	D
Employee Stock Option (right to buy)	$36.3125						Common Stock - 36,874		36,874	D
Employee Stock Option (right to buy)	$23.9375						Common Stock - 94,429		94,429	D
Employee Stock Option (right to buy)	$36.5900						Common Stock - 65,682		65,682	D
Employee Stock Option (right to buy)	$36.8400						Common Stock - 66,858		66,858	D
Employee Stock Option (Right to Buy)	$32.6600						Common Stock - 94,761		94,761	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact 02-28-2003 ** Signature of Reporting Person Date Power of Attorney Page 2